KPET Ultra Paceline Corporation
5109 S. Broadband Lane

Sioux Falls, SD 57108
(605) 338-0233

March 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Pam Howell

Re:	KPET Ultra Paceline Corporation
Form S-1 Registration Statement
Filed March 5, 2026, as amended
File No. 333-294067

Dear Ms. Howell:

KPET Ultra Paceline Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-294067), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern time) on March 30, 2026, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Stancell Haigwood of Vinson & Elkins L.L.P. at (212) 237-0035 and that such effectiveness also be confirmed in writing.

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Sincerely,

KPET Ultra Paceline Corporation

By:	/s/ Roger Edward Tamraz
Name:	Roger Edward Tamraz
Title:	Chief Financial Officer

cc:	Ropes & Gray LLP
Paul D. Tropp
Christopher J. Capuzzi

Vinson & Elkins L.L.P.
Sarah K. Morgan
Stancell Haigwood

[Signature Page to Company Acceleration Request]